Date    4 July 2001
Number  02/01

BHP BILLITON OFFER FOR DIA MET EXPIRES

BHP Billiton Limited (BHP Billiton) today announced that its offers to acquire all of the Class A subordinate voting shares (Class A shares) and the Class B multiple voting shares (Class B shares) of Dia Met Minerals Ltd. (Dia Met), for C$21.00 per share had expired.

At the expiry of the offers, approximately 98.6 per cent of the Class A shares and 88.7 per cent of the Class B shares had been deposited, including shares previously taken up and paid for under the offers. All conditions of the offers, including a minimum acceptance of 75 per cent of both classes of shares, have been met.

BHP Billiton now intends to exercise its statutory right to compulsorily acquire the remaining Class A shares, having secured over 90 per cent of this class. The Company may also seek a meeting of Dia Met shareholders to consider a 'subsequent acquisition transaction', whereby BHP Billiton will acquire (at C$21.00 per share) all Class B shares not deposited under the offers.

Acquisition of Dia Met, and the additional interest in the Ekati Diamond Mine (TM), is strategically important as it ensures that BHP Billiton will continue to have access to a larger supply of rough diamonds to support its polished diamond branding initiatives.

BHP Billiton will account for its ownership of Dia Met from 30 June 2001. Based on acceptances to its offers, BHP Billiton will be entitled to an economic interest in Dia Met of 92 per cent, following the compulsory acquisition of the Class A shares.

Dia Met is a publicly traded Canadian mineral exploration and development company with a primary focus on diamonds. The company's principal asset is a 29 per cent joint venture interest in the Ekati Diamond Mine (TM), Canada's first commercial diamond mine.

BHP Billiton is the operator of the Ekati Diamond Mine (TM) and owns a 51 per cent joint venture interest. Mr. Charles Fipke and Mr. Stewart Blusson own 10 per cent of the joint venture respectively.

Further information can be found on our Internet site:
http://www.bhpbilliton.com


ENQUIRIES:

Australia
Dr. Robert Porter, Vice President Investor & Media Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Manager Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

Canada
Graham Nicholls, Vice President External Affairs
Tel:    1 604 605 8666 ext 241
Mobile: 1 604 818 0997
Fax:    1 604 681 5736
email: G.Nicholls@bhpbilliton.com

United Kingdom
Marc Gonsalves, Vice President Investor Relations & Communication
Tel:    +44 20 7747 3956
Mobile: +44 7768 264 950
Fax:    +44 20 7747 3914
email: Marc.Gonsalves@bhpbilliton.com

South Africa
Michael Campbell, Vice President Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
Fax:    +27 11 376 3362
email: Mike.Campbell@bhpbilliton.com

United States
Francis McAllister, Manager Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com